Exhibit 1

FOR IMMEDIATE RELEASE	30 December 2014

WPP plc

Close period buy-back programme

WPP plc (the “Company”) announces that it has entered into an irrevocable and non-discretionary arrangement with its broker, BofA Merrill Lynch, to repurchase ordinary shares on its behalf between 1 January 2015 and 25 February 2015. These will be repurchased within certain pre-set parameters and held as treasury shares. This arrangement is in accordance with Chapter 12 of the UKLA Listing Rules on purchases during the Close Period and the Company’s general authority to repurchase shares.

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Contact:-  Feona McEwan, WPP plc             +44(0)204 408 2204